Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 34 DATED JULY 10, 2026
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021

This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:
•Disclose Net Asset Value (“NAV”) as of June 30, 2026;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market

Net Asset Value (“NAV”) Per Share

On July 10, 2026, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $11.34 as of June 30, 2026. The updated NAV per share will be effective from July 10, 2026 until September 30, 2026, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of June 30, 2026. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended June 30, 2026, increased by $0.08, from $11.26 to $11.34, compared to the Company’s NAV per share as of March 31, 2026, primarily due to a decrease in the debt valuation, as detailed below.

(a)Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of June 30, 2026, was $49.8 million, which remained unchanged compared to the prior quarter-end valuation as of March 31, 2026.

(b)Debt Valuation - As of June 30, 2026, the mortgage loan principal outstanding was $25.2 million and has an interest rate swap for the full principal loan amount resulting in a fixed rate of 6.09% per annum. In the second quarter, the fair value of the Asset’s loan decreased by approximately $124,000, which is consistent with the quarterly loan amortization payment. Additionally, the interest rate swap liability decreased by approximately $56,000 due to an upward adjustment in the forward SOFR interest rate curve.

Status of Our Public Offering

As previously disclosed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company raised $5,501,000 through a private placement.
As of June 30, 2026, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.

Fund Offering

The Manager stopped accepting new investments as of July 12, 2022.
While Southern Dairies maintains strong occupancy, the property’s monthly debt service has a significant impact on net available cash flow, which is limiting the Company’s ability to make distributions and redemptions. To preserve liquidity, the Manager did not make distributions in Q2 2026 and will continue evaluating distributions and redemptions on a quarterly basis.
There are currently 39,644.27 shares in the redemption queue representing approximately $446,000 of total value based on prior quarter NAV per share of $11.26.

While the Manager continues to evaluate a potential sale of Southern Dairies, the Manager believes that an office transaction in the current market environment would not be successful, and it is in the best interest of all investors to wait until loan maturity to provide the office market time to improve.

Asset Management Update - Southern Dairies @ Ponce City Market

Leasing Updates

As of June 30, 2026, the Asset was 97.7% leased, with a weighted average lease term (WALT) of 5.3 years, remaining unchanged over prior quarter. During the quarter ended June 30, 2026, the Manager executed a 5-year extension on a 3,465 SF office tenant (4.08% of GLA) and a new three-year direct lease with a 1,795 SF tenant (2.11% of GLA) that previously occupied the space as a sub-tenant. The Manager is actively marketing the one remaining vacancy (1,995 SF) and is in active discussions with several prospective tenants.

Consistent with the 2026 business plan, the Manager completed the Building E roof replacement in May. Total cost of the project was $57,500. The new roof carries an expected useful life of 15–20 years with proper maintenance.

Parking

For the six months ended June 30, 2026, the Asset generated approximately $185,000 in parking revenue, a 15.4% increase in revenue compared to the six months ended June 30, 2025. This increase was driven by monthly parkers, attributed to higher office occupancy, coupled with an increase in daily parkers.

Property Activations

In April, the Manager partnered with vendor Bee Downtown to host a drop-in candle making class for office tenants activating the courtyard. Also in April, the Asset hosted a week-long e-waste drive in honor of Earth Day, providing tenants a safe and sustainable way to recycle their electronics; the drive collected 44 items, totaling 825 pounds of e-waste.

In May, a tenant hosted a food truck event in the parking lot, inviting their employees to gather, enjoy a meal from the local food truck, and network with one another.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	July 10, 2026

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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